FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2002

INTERNATIONAL POWER plc
(Translation of registrant's name into English)

Senator House, 85 Queen Victoria Street,
London, EC4V 4DP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F. . . . X. . . .Form 40-F. . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

International Power plc

On 29 January 2002 International Power plc (the "Company") was advised by Merrill Lynch Investment Managers Limited ("Merrill Lynch") that, as at 24 January 2002 and due to Merrill Lynch's interest in the shares of the Company having reduced below 10% of the issued Ordinary share capital, Merrill Lynch no longer had a notifiable interest in the shares of the Company.

Stephen Ramsay
Company Secretary

ENDS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL POWER plc

Date: 29 January 2002

By [signature]
Stephen Ramsay
Company Secretary